PRESS RELEASE SOURCE:

VALENCE REPORTS FY2004 FOURTH QUARTER AND YEAR-END RESULTS

Monday June 14, 4:05 pm ET

ANNOUNCES ADDITIONAL BACK-UP FINANCING COMMITMENT

AUSTIN, Texas--(BUSINESS WIRE)--June 14, 2004--Valence Technology, Inc. (Nasdaq:VLNC - News), the leader in the development and commercialization of Saphion(R) technology, the only safe large format Lithium-ion rechargeable battery technology, today reported results for the three-and twelve-month periods ended March 31, 2004.

The Company also announced it has secured an additional $20 million, subject to adjustments and standard commercial terms, equity back-up commitment from Mr. Carl Berg.

Highlights for fiscal year 2004 include the following:

     o Strong relationships forged during the year with national retailers and tier one customers generated record total revenue of $9.4 million, a 269 percent increase over fiscal 2003 revenue of $2.6 million;

     o The transition of manufacturing operations to Asia lowered product and fixed overhead costs and dramatically improved gross margins from year-ago levels, ending the fourth quarter of fiscal 2004 at negative 25 percent versus negative 187 percent in the fourth quarter of fiscal 2003. Further cost savings are expected in fiscal year 2005;

     o Progress in cylindrical cell construction and the development of second generation Saphion technology resulted in an expanded product portfolio, including the launch of the second generation N-Charge(tm) Power System II, shipping samples of cylindrical cell K-Charge(tm) Power Systems, and the initial development of the U-Charge(tm) Power System family of products for motive applications.

"Fiscal 2004 was a year of significant achievements for Valence, having reached several key milestones that position the company in the year ahead for broader-based growth and improved financial performance," said Stephan Godevais, chairman and chief executive officer of Valence Technology, Inc.

FINANCIAL RESULTS

Revenue for the fiscal 2004 fourth quarter increased to $2.8 million, up 143 percent versus revenue of $1.2 million reported during the same three-month period a year ago. The company reported a net loss during the fourth fiscal quarter of $9.3 million or $0.12 per basic and diluted share, versus a net loss of $10.1 million or $0.13 per basic and diluted share in the fourth quarter of fiscal 2003. For the twelve months ended March 31, 2004,

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Valence reported revenue of $9.4 million versus $2.6 million for the twelve-month period ended March 31, 2003. The company reported a net loss for fiscal year 2004 of $56.1 million or $0.77 per basic and diluted share, which included one-time charges of $17.6 million related to the termination of manufacturing operations at the Northern Ireland production facility. This compares with a net loss of $37.9 million or $0.65 per basic and diluted share in fiscal year 2003.

ADDITIONAL BACK-UP FINANCING COMMITMENT SECURED

Valence also announced today that it has obtained an additional $20 million, subject to adjustments and standard commercial terms, back-up equity commitment from Mr. Carl Berg, a director and major shareholder in Valence.

About Valence Technology, Inc.

Valence is a leader in the development and commercialization of Saphion(R) technology, the only safe large format Lithium-ion rechargeable battery technology. Valence holds an extensive, worldwide portfolio of issued and pending patents relating to its Saphion(R) technology and Lithium-ion rechargeable batteries. The company has facilities in Austin, Texas, Henderson, Nevada and Mallusk, Northern Ireland. Valence is traded on the NASDAQ SmallCap Market under the symbol VLNC and can be found on the Internet at www.valence.com.

Forward-looking Statement

The information contained herein includes "forward-looking statements." The company cautions readers not to put undue reliance on forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described herein, for the reasons, among others, discussed in our reports filed with the Securities and Exchange Commission.

                    VALENCE TECHNOLOGY, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
               (in thousands, except share and per share amounts)

                                                March 31,   March 31,
                                                   2004        2003
                                                ---------   ---------
ASSETS
 Total current assets                           $  8,324    $ 12,086
                                                 --------    --------
 Total assets                                   $ 21,056    $ 36,154
                                                 ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

 Total current liabilities                      $ 13,171    $  8,063
                                                 --------    --------
 Total liabilities                                65,334      53,672
                                                 --------    --------
 Minority interest in joint venture                4,484           -
 Preferred stock                                   8,032           -
 Total stockholders' equity (deficit)            (56,794)    (17,518)
                                                 --------    --------
  Total liabilities, preferred stock and
   stockholders' equity (deficit)               $ 21,056    $ 36,154
                                                 ========    ========

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                    VALENCE TECHNOLOGY, INC. AND SUBSIDIARIES
     CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                    (in thousands, except per share amounts)



                                               Years Ended
                                     --------------------------------
                                       March 31, March 31, March 31,
                                        2004       2003       2002
                                     ---------- ---------- ----------
Total revenues                       $   9,446  $   2,557  $   4,874

Gross profit (loss)                     (6,477)    (8,439)    (3,775)

Total operating expenses                44,654     25,671     63,567
                                       --------   --------   --------
Operating loss                         (51,131)   (34,110)   (67,342)
                                       --------   --------   --------
Net loss available to common
 stockholders                        $ (56,059) $ (37,901) $ (69,620)
                                       ========   ========   ========
 Comprehensive loss                  $ (54,836) $ (37,809) $ (69,737)
                                       ========   ========   ========
Net loss per share available to
 common stockholders                 $   (0.77) $   (0.65) $   (1.53)
                                       ========   ========   ========
Shares used in computing net loss
 per share available to common
 stockholders, basic and diluted        73,104     58,423     45,504
                                       ========   ========   ========


Contact:

     Valence Technology, Inc., Austin
     Investor Contact:
     Mike Russell, 512-527-2921
     mike.russell@valence.com
      or
     Media Contact:
     Lois Paul Partners, LLC
     Cindi Johnson, 512-638-5305
     cindi_johnson@lpp.com